Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Qatar: Total Farms into Exploration Block BC with a 25% Interest

Doha & Paris, May 30, 2011 - Total announced that it has signed an agreement with CNOOC Middle East (Qatar) Limited, a wholly-owned subsidiary of CNOOC International Limited, to acquire a 25% interest in Qatar’s Block BC (pre-Khuff) exploration license. CNOOC Middle East (Qatar) Limited will continue to be the operator with a 75% interest.

Located 130 kilometers east of the Qatari coast, the offshore block covers an area of 5,649 square kilometers, with water depths ranging from 15 to 35 meters.

The Block BC Exploration and Production Sharing Agreement (EPSA), entered into with the Government of the State of Qatar, stipulates that 2D and 3D seismic surveys will be conducted and that at least three exploration wells will be drilled by 2014.

Commenting on Total’s participation in the Block BC EPSA, His Excellency Dr. Mohammed Bin Saleh AI-Sada, Qatar’s Minister of Energy and Industry said “We would like to welcome our long time partner, Total, into the Block BC EPSA, and we wish them and CNOOC all success with the exploration activities, which we believe are always enhanced when quality companies such as Total and CNOOC join efforts.”

“CNOOC thanks QP for its professional support during the execution since EPSA endorsement. Block BC is as one of its most important projects with QP, in addition to other cooperation,” said Xiang Hua, Country Manager to Qatar. “We also welcome Total to join CNOOC in exploring Block BC in Pre-Khuff formation. We believe the partnership is combining strengths from both and will eventually lead to win-win operation towards commercial discovery”.

“The farm-in transaction is another step forward in the partnerships forged with Qatar Petroleum and CNOOC, and reflects Total’s commitment to expanding its exploration and production operations in promising geological basins”, stated Christophe de Margerie, Chairman and Chief Executive Officer of Total.

Total in Qatar

Present in Qatar since 1936, Total has a 100% interest in the Al Khalij field,

a 20% interest in North Field Bravo (NFB) block and a 10% interest in the Qatargas 1 liquefaction plant. The Group also has a 24.5% stake in the Dolphin Energy Ltd company and a 16.7% stake in Qatargas 2 Train 5. Total’s Qatari production averaged 164,000 barrels of oil equivalent per day in 2010.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total is also a partner in the Ras Laffan refinery with a 10% interest and in the Qapco (20%) and Qatofin (48.6%) petrochemical plants. In particular, the Group has an interest in Qatofin’s new Linear Low Density Polyethylene (LLDPE) unit in Mesaieed and the ethane cracker in Ras Laffan (Ras Laffan Olefin Cracker, or RLOC).

In 2009, Total opened a research center inside the Qatar Sciences and Technology Park in Doha.

In Qatar, as in all countries where Total operates, sustainable development is a core commitment. To meet this commitment, Total supports long-term projects in the country to promote education, research, environmental protection and local economic development.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com